UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Third Quarter 2018 Results

São Paulo, Brazil – November 13, 2018 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported unaudited consolidated financial results for the nine and three-month period ended September 30, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Comparative information for the nine and three-month period ended September 30, 2017 were restated for the purposes of applying IFRS 5 "Non-current assets held for sale and discontinued operations" after approval by the Board of Directors of the sale of its operations in Mexico.

Third Quarter 2018 Key Highlights

•	Growth in net sales: R$417.8 million, up 0.5% year-on-year on an FX neutral basis
•	Discontinuation of B2B operations to focus on core B2C business with a write-off of R$78.0 million
•	Further increase in GMV: R$605.1 million, up 5.5% year-on-year (FX neutral), with Marketplace GMV up 48.1% year-on-year, accounting for 13.0% of total GMV (+4 p.p. YoY)
•	B2C GMV increased 7.4% year-on-year (FX neutral)
•	Improvement in operations: Total net working capital cycle reduction of 32 days to 13 days over 2Q-2018
•	Operating cash flow generation of R$72.3 million, without contribution from factoring arrangements
Subsequent Events
•	Closing of Netshoes Mexico sale to Grupo Sierra Capital in October 2018.

Operating and Financial Metrics Highlights

			Change %				Change %
Operating Data[1]	3Q-2017	3Q-2018	YoY	YoY FX Neutral	9M-2017	9M-2018	YoY	YoY FX Neutral
Registered Members (in thousands)	20,160	23,839	18.2%		20,160	23,839	18.2%
Active Customers (in thousands)	6,025	6,721	11.6%		6,025	6,721	11.6%
Invoiced Orders (in thousands)	2,827	2,953	4.4%		8,046	8,564	6.4%
Orders Placed from Mobile Device %	46.7%	58.1%	+11.4p.p		43.2%	57.4%	+14.2p.p.
Average Basket Size (in R$)	204.9	203.5	(0.7)%	2.9%	204.9	203.9	(0.5)%	2.2%
GMV[2] (in millions)	593.6	605.1	1.9%	5.5%	1,724.0	1,763.7	2.3%	5.0%
B2C GMV (in millions)	579.2	600.9	3.7%	7.4%	1,648.9	1,746.1	5.9%	8.8%
Marketplace GMV (as % of total GMV)	8.9%	13.0%	+4.0p.p.		7.1%	12.1%	+5.0p.p.
			Change %				Change %
Financial Data (In R$ Millions)	3Q-2017	3Q-2018	YoY	YoY FX Neutral	9M-2017	9M-2018	YoY	YoY FX Neutral
Net Sales	431.4	417.8	(3.2)%	0.5%	1,262.9	1,241.4	(1.7)%	1.0%
Net Sales - Brazil	397.0	383.3	(3.5)%		1,160.0	1,144.1	(1.4)%
Net Sales - International	34.4	34.5	0.3%	45.6%	102.9	97.3	(5.4)%	28.2%
Gross Margin %	32.7%	8.8%	(23.9)p.p		33.2%	23.0%	(10.2)p.p.
ADJUSTED EBITDA[3] Margin %	(4.2)%	(26.9)%	(22.8)p.p		(1.0)%	(11.4)%	(10.4)p.p.

(1)    As Mexico operation was discontinued during the third quarter of 2018, operating and financial figures exclude Mexico in 2017 and 2018.

(2)    For a reconciliation of net sales to GMV, see page 11 below.

(3)    For a reconciliation of net loss to Adjusted EBITDA Margin, see page 12 below

Message from the Founder and CEO, Marcio Kumruian:

The third quarter of 2018 marks an important turning point for Netshoes, as we took some decisive steps to streamline our operations and focus on our core B2C business in markets where we are better positioned to secure medium-term profitable growth.

As part of that strategy, we recently announced our decision to discontinue our B2B operations. This difficult but necessary step is a recognition that this diversification attempt generated lower than expected results. In order to minimize further negative results, we adjusted the margins of nutrition supplements products, accelerating sales through our B2C channel. This resulted in a provision of R$59.3 million in existing nutrition supplement inventory. In addition, we terminated our commercial agreement with Midway Labs, filed a lawsuit against them and recorded a provision of R$18.7 million for Midway receivables that may not be collected. This impacted our gross profit and adjusted EBITDA in the quarter, but we believe this discontinuation puts Netshoes on a sounder footing going forward.

In addition, in October we concluded the sale of our operations in Mexico. This will allow us to be even more focused on our core operations in Brazil, where we believe there is significant growth potential, as evidenced by our Q3 performance in those markets.

This quarter also saw us increase our financial flexibility with the successful completion of the renegotiation with banks of our working capital and debenture credit lines, increasing the original maturity of the contracts by one year, to 2021, and obtaining a 12-month grace period on principal amortization. With this renegotiation, the Company eliminated R$107.7 million in debt amortization through the first half of 2019 and brought short-term debt down to 5% of total debt, compared to 46% in 2Q-2018.

These important developments were accompanied by some further advances in our operations that attest to the strength of our underlying business. The number of active customers was up by double digits, to more than 6.7 million. Our net sales rose 0.5% and total GMV rose 5.5% on an FX neutral basis, with higher orders and average basket, reflecting the 48.1% year-on-year increase in marketplace GMV. Thanks to a strong reduction in working capital requirements, we generated a solid R$72.3 million in operating cash flow (without contribution from factoring arrangements).

We remain focused on executing our new strategy aimed at achieving profitability in our B2C online operations, and our teams are fully mobilized to deliver a strong Black Friday and Christmas period with a superior customer experience.

Our actions during the third quarter reaffirm our commitment to our renewed strategy, turning a page to continue to build our medium-term growth on a more solid foundation.

Overview of Third Quarter 2018 Results

			Change %				Change %
Consolidated P&L (In R$ Millions)(1)	3Q-2017	3Q- 2018	YoY	FX Neutral	9M- 2017	9M-2018(6)	YoY	FX Neutral

GMV(2)	593.6	605.1	1.9%	5.5%	1,724.0	1,763.7	2.3%	5.0%

Net Sales - Brazil	397.0	383.3	(3.5)%		1,160.0	1,144.1	(1.4)%
Net Sales - International	34.4	34.5	0.3%	45.6%	102.9	97.3	(5.4)%	28.2%
Net Sales	431.4	417.8	(3.2)%	0.5%	1,262.9	1,241.4	(1.7)%	1.0%
Cost of Sales	(290.4)	(381.0)	31.2%		(843.8)	(955.6)	13.2%
Gross Profit	141.0	36.8	(73.9)%		419.1	285.8	(31.8)%
% Gross Margin	32.7%	8.8%	(23.9)p.p.		33.2%	23.0%	(10.2)p.p.
Operating Expenses	(159.0)	(149.3)	(6.1)%		(431.3)	(426.7)	(1.1)%
% of Sales	(36.8)%	(35.7)%	(1.1)p.p.		(34.2)%	(34.4)%	0.2p.p.
Selling and Marketing Exp. (ex-A&D)	(127.4)	(110.2)	(13.5)%		(341.3)	(322.7)	(5.4)%
% of Sales	(29.5)%	(26.4)%	(3.2)p.p.		(27.0)%	(26.0)%	(1.0)p.p.
General and Administrative Exp. (ex-A&D)	(30.4)	(35.2)	15.8%		(86.8)	(98.1)	13.0%
% of Sales	(7.1)%	(8.4)%	1.4p.p.		(6.9)%	(7.9)%	1.0p.p.
Other Operating Expenses	(1.1)	(3.8)	256.3%		(3.2)	(5.9)	85.3%
% of Sales	(0.2)%	(0.9)%	0.7p.p.		(0.3)%	(0.5)%	0.2p.p.
ADJUSTED EBITDA(3)	(17.9)	(112.5)	(527.4)%		(12.2)	(140.9)	(1055.1)%
% of Sales	(4.2)%	(26.9)%	(22.8)p.p.		(1.0)%	(11.4)%	(10.4)p.p.
Certain Other Net Financial Result(4)	0.8	(3.2)	(489.9)%		(4.3)	(11.5)	164.9%
% of Sales	0.2%	(0.8)%	(1.0)p.p.		(0.3)%	(0.9)%	0.6p.p.
EBITDA(3)	(17.1)	(115.7)	(576.3)%		(16.5)	(152.4)	(822.1)%
% of Sales	(4.0)%	(27.7)%	(23.7)p.p.		(1.3)%	(12.3)%	(11.0)p.p.
Amortization and Depreciation	(7.2)	(11.6)	61.2%		(22.7)	(45.6)	100.8%
% of Sales	(1.7)%	(2.8)%	1.1p.p.		(1.8)%	(3.7)%	1.9p.p.
Net Adjusted Financial Result(4)	(19.2)	(11.9)	(37.7)%		(69.6)	(38.3)	(44.9)%
% of Sales	(4.4)%	(2.9)%	(1.6)p.p.		(5.5)%	(3.1)%	(2.4)p.p.
Monetary position gain (loss), net(5)	-	3.4	-		-	6.1	-
% of Sales	-	0.8%	-		-	0.5%	-
Loss Before Income Tax	(43.5)	(135.9)	212.5%		(108.8)	(230.3)	111.6%
% of Sales	(10.1)%	(32.5)%	22.4p.p.		(8.6)%	(18.5)%	9.9p.p.
Current Income Tax	-	(0.7)	-		-	(0.9)	-
Net Loss from continuing operations	(43.5)	(136.6)	214.0%		(108.8)	(231.1)	112.4%
% of Sales	(10.1)%	(32.7)%	22.6p.p.		(8.6)%	(18.6)%	10.0p.p.
Net Loss from Descontinued Operations(1)	(4.3)	(4.0)	(6.5)%		(11.8)	(10.4)	(12.2)%
Net Loss	(47.8)	(140.6)	194.4%		(120.6)	(241.5)	100.2%
% of Sales	(11.1)%	(33.6)%	22.6p.p.		(9.6)%	(19.5)%	9.9p.p.

(1)	Due to the sale of Mexico’s operation in October 2018, Mexico is presented as discontinued operation in 2017 and 2018 figures.
(2)	For a reconciliation of net sales to GMV, see page 11 below.
(3)	For a reconciliation of EBITDA and Adjusted EBITDA, please see page 12.
(4)	For a reconciliation of financial income/expense to Certain Other Net Financial Result and Net Adjusted Financial Result, see page 11.
(5)	Inflation accounting in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies in the Argentinean subsidiary.
(6)

Consolidated financial figures for the nine-month period ended September 30, 2018 include the hyperinflation impacts in P&L for the six month-period ended June 30, 2018.This adjustment was not included in the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2018.

Operating Metrics

The Company’s business is organized into two segments: (1) Brazil, which consists of the B2C e-commerce operations of Netshoes (sporting goods) and Zattini (fashion), and the business-to-business (B2B) operation, mainly comprised of supplements sales (discontinued in 3Q-2018); and (2) International, which consists of the B2C e-commerce operation in Argentina.

Registered members (excluding Mexico) increased 18.2% year-on-year to 23.8 million in 3Q-2018. Active customers reached 6.7 million, up 11.6% year-on-year.

The shift of consumer purchasing habits to mobile devices has continued, with 58.1% of total orders placed from mobile devices in 3Q-2018, an 11.4 p.p. increase over 3Q-2017.

GMV from the B2C operation grew 7.4% year-on-year on an FX neutral basis in 3Q-2018 (3.7% on a reported basis), mainly driven by:

•	a 1.8% year-on-year increase in Netshoes Brazil GMV, mainly impacted by the strategic mix of product shift from 1P to 3P (products with lower margin or slower replacement cycle);
•	a 14.8% year-on-year increase in Zattini’s GMV, reflecting the success of the Company’s new strategy in fashion portfolio management.
	o	Both Netshoes and Zattini showed GMV growth acceleration throughout the quarter:
GMV - YoY Growth	Jul-18	Aug-18	Sep-18	3Q-18
Netshoes Brazil	(2.1)%	1.6%	6.3%	1.8%
Zattini	(6.2)%	29.2%	31.5%	14.8%

•	a 44.6% year-on-year increase (local currency) in Netshoes International GMV (Argentina operation), but down 0.4% on a reported basis, due to the strong FX impact.
•	In 3Q-2018, invoiced orders increased 4.4% year-on-year while average basket size increased 2.9% on an FX neutral basis.

As previously announced, in 3Q-2018 the Company discontinued its B2B operation dedicated to the sales of nutrition supplements and vitamins. GMV for the B2B operation amounted to R$4.2 million in 3Q-2018, down 70.4% year-over-year (impacting the consolidated Company’s growth by 1.8 p.p.).

Total consolidated GMV in 3Q-2018 was R$605.1 million, up 5.5% on an FX neutral basis and up 1.9% on a reported basis.

Marketplace GMV (Netshoes & Zattini in Brazil) amounted to R$78.5 million and accounted for 13.0% of total consolidated GMV (14.1% of GMV Brazil), an increase of 48.1% year-on-year. As of September 30, 2018, the Company’s total vendor base comprised 980 qualified third-party B2C vendors, an increase of 320 vendors year-on-year and an increase of 80 vendors over 2Q-2018.

Revenue

Consolidated net sales were R$417.8 million in 3Q-2018, a 3.2% decrease year-on-year (+0.5% on an FX neutral basis). Net sales in Brazil decreased 3.5% year-on-year to R$383.3 million.

Net sales for the International business (Argentina) in 3Q-2018 was R$34.5 million, up 45.6% year-on-year in local currency and up 0.3% on a reported basis.

Gross Profit

Gross profit in 3Q-2018 was R$36.8 million, compared to R$141.0 million in the same period last year. Gross margin was 8.8% in 3Q-2018, compared to 32.7% in 3Q-2017. During the quarter the ramp-up of the marketplace operation and other product margin-enhancing initiatives contributed 1.7 p.p. to gross margin, offset by the negative impact from the 1P categories the Company is shifting to the marketplace. However, management’s short-term actions aimed at turning around the operation and other non-operating impacts negatively affected gross margin by 26.2 p.p. These impacts were:

•	(19.9) p.p. due to the discontinuation of the B2B business;
•	(1.7) p.p. related to higher net shipping costs and other cost of sales, mainly affected by the acceleration of supplement sales through the Company’s B2C channel;
•

(1.8) p.p. due to lower tax benefits as a result of 2016 tax change (EC87) and to the shift of Zattini’s operation to the Barueri distribution center, resulting in higher tax charges to the P&L but allowing the use of R$70 million in tax credits over the next 15 months (estimated);

•

(2.2) p.p. impact from APV (Adjustment to Present Value) as a direct result of the Company’s adjustments in procurement activities to reduce inventory levels and hyperinflation accounting adjustment in Argentina.

Despite some of the temporary negative impacts on margins, the Company’s gross product margin has started to show a positive evolution throughout 3Q-2018, reflecting the improvements made in inventory planning, commercial negotiations and princing policies. These improvements are still mostly concentrated in fashion, as Zattini has a shorter procurement cycle.

It is important to highlight that the improvements in product margin in Fashion, approximately 6 p.p. from July to September, are accompanied by an acceleration in GMV growth at  Zattini. (as described above).

Gross Product Margin – B2C Brazil	Jul	Aug	Sep	3Q
Year 2017	31.8%	34.2%	33.2%	33.0%
Year 2018	32.4%	33.9%	34.5%	33.6%

Operating Expenses

Operating expenses, net of depreciation and amortization, were R$149.3 million in 3Q-2018, 6.1% lower than 3Q-2017. As a percentage of net sales, operating expenses were 35.7%, compared to 36.8% in 3Q-2017. During the quarter the discontinuation of the nutrition supplement B2B business impacted operating expenses by R$5.1 million or 1.2 p.p.

Selling and marketing expenses, net of depreciation and amortization, decreased 13.5% year-on-year in 3Q-2018 to R$110.2 million, representing 26.4% of net sales compared to 29.5% of net sales in 3Q-2017. This decrease was mainly because of a lower allowance for doubtful accounts expenses and lower chargeback expenses, partially offset by the already mentioned R$5.1 million expenses related to the discontinuation of the B2B business.

General and administrative expenses, net of depreciation and amortization, were R$35.2 million in 3Q-2018, 15.8% higher in comparison to 3Q-2017, representing 8.4% of net sales, versus 7.1% of net sales in 3Q-2017. This increase is mainly related to higher SOP, consulting and layoff expenses, most of them being one-off expenses.

Adjusted EBITDA and Net Loss

Consolidated Adjusted EBITDA was a negative R$112.5 million in 3Q-2018 (-26.9% Adj. EBITDA margin) compared to negative R$17.9 million in 3Q-2017 (-4.2% Adj. EBITDA margin). This result was due to negative R$84.2 million from the B2B operations, negative R$21.1 million from the Brazilian B2C and Holding operations and negative R$7.2 million from the Argentina operations.

•

Adjusted EBITDA for the Brazilian operation in 3Q-2018 was a negative R$100.3 million (-26.2% Adj. EBITDA margin), which includes the R$84.2 million negative result from the B2B operations and R$16.1 negative result from the B2C operations. The negative R$16.1 million result from B2C operations includes negative R$7.3 million from Midway sales through B2C, negative R$5.3 million from Adjustment to Present Value (APV) and negative R$4.2 million from higher sales taxes in Zattini’s migration to Barueri distribution center.

•

Adjusted EBITDA for the International operation (Argentina only) in 3Q-2018 was a negative R$7.2 million (-20.9% Adj. EBITDA margin), compared to a negative R$4.5 million in 3Q-2017 (-13.1% Adj. EBITDA margin). In 3Q-2018, Adj. EBITDA was negatively impacted by a R$3.6 million non-cash effect of the hyperinflation accounting adjustment in Argentina.

Due to the above-mentioned effects, the consolidated net loss from continuing operations, which excludes Mexico, was R$136.6 million in 3Q-2018 (-32.7% net margin), compared to a net loss of R$43.5 million           (-10.1% net margin) in 3Q-2017. Total impact from the B2B write-offs on Net Loss was R$78.0 million during the quarter, compared to R$14.7 million in 3Q-2017. Argentina hyperinflation adjustments in net loss in 3Q-2018 amounted to negative R$1.8 million.

Balance Sheet and Cash Flow

In 3Q-2018, the Company generated R$72.3 million in net cash flow from operating activities excluding the contribution from factoring arrangements (see table below). Considering the lower use of factoring arrangements, operating cash generation was R$30.4 million, reflecting mainly the R$51.5 million improvement in working capital. In comparison to 3Q-2017, the Company recorded a R$16.1 million improvement in operating cash generation, or R$81.1 million without the contribution of the factoring arrangements.

As stated previously, management will continue to adjust factoring arrangements to run the business with available liquidity of around R$50 million. During the quarter, the lower use of the arrangements consumed R$41.8 million of operating cash flow, while in 3Q-2017 they generated R$23.1 million in operating cash flow.

Cash used in investing activities amounted to R$30.8 million in 3Q-2018 and was mainly related to the development of the Company’s information technology infrastructure. In 3Q-2017, cash used in investing activities amounted to R$8.3 million.

Cash used in financing activities amounted to R$14.9 million in 3Q-2018 compared to R$102.9 million in 3Q-2017 as a result of the successful debt renegotiation announced in early August 2018, extending the original maturity of the contracts by one year (to 2021) and establishing a 12-month grace period on principal amortization. This renegotiation eliminated R$107.7 million in debt amortization during the second half of 2018 and first half of 2019.

Consequently, the change in cash and cash equivalents resulted in a consumption of R$24.7 million in 3Q-2018 compared to a R$105.8 million consumption in 3Q-2017. Cash and cash equivalents as of September  30, 2018 were R$50.6 million, compared to R$310.6 million as of September 30, 2017.

It is important to highlight that neither the B2B write-off nor Argentina hyperinflation adjustments made in 3Q-2018 had any cash effect during the period.

Cash Flow Statement (In R$ Millions)(1)	3Q-2017	3Q-2018	9M-2017	9M-2018

Net loss from continuing operations	(43.5)	(136.6)	(108.8)	(231.1)
Depreciation and amortization	7.2	12.0	22.7	46.0
Interest expense, net	22.9	13.9	83.8	45.0
Others	16.8	64.4	14.9	85.4
Adjusted Net Loss	3.5	(46.3)	12.7	(54.8)

Trade accounts receivable	27.7	(17.9)	112.5	(13.1)
Inventories	(52.1)	26.3	(93.1)	48.5
Trade accounts payable / Reverse Factoring	30.4	43.1	(22.6)	(138.6)
Changes in Working Capital	5.9	51.5	(3.2)	(103.1)

Restricted Cash	3.9	3.5	7.0	1.3
Recoverable taxes	(14.5)	8.1	(49.8)	15.0
Judicial deposits	(7.1)	(2.1)	(30.7)	(8.2)
Accrued expenses	1.9	3.2	(30.1)	(11.9)
Others	20.7	12.5	(2.1)	2.9
Total Changes in Assets and Liabilities	4.9	25.2	(105.8)	(0.9)
Net Cash Provided by (Used In) Continuing Operating Activities	14.3	30.4	(96.3)	(158.8)

Capex	(16.0)	(29.2)	(43.1)	(80.7)
Interest received on installment sales	0.9	0.0	1.1	1.2
Restricted cash	6.8	(1.6)	7.4	(0.3)
Net Cash Provided by (Used in) Investing Activities	(8.3)	(30.8)	(34.6)	(79.8)

Proceeds / Payment of debt	(80.0)	(2.9)	(9.4)	(57.0)
Payments of interest	(21.8)	(12.0)	(81.8)	(43.4)
Proceeds from issuance of common stock	(1.1)	0.0	423.4	0.0
Net Cash Provided by (Used in) Financing Activities	(102.9)	(14.9)	332.2	(100.5)

Net cash provided by discontinued operations(1)	3.4	(1.8)	3.2	1.3
Effect of exchange rate changes on cash and cash equivalents	(12.2)	(7.7)	(5.2)	(7.6)

Change in Cash and Cash Equivalents	(105.8)	(24.7)	199.3	(345.4)

Cash and cash equivalents, beginning of period	416.4	75.3	111.3	396.0
Cash and cash equivalents, end of period	310.6	50.6	310.6	50.6

(1)     Due to the sale of Mexico’s operation in October 2018, Mexico is presented as discontinued operation in 2017 and 2018.

Factoring Arrangements Impact:	3Q-2017	3Q-2018	9M-2017	9M-2018
Operating Cash Flow before Factoring Arrangements	(8.8)	72.3	(163.5)	(8.2)
(-) Credit card factoring (accounts receivable)	13.1	(28.5)	55.7	(80.0)
(-) Reverse factoring (accounts payable)	10.0	(13.4)	11.5	(70.6)
Total Factoring Arrangements	23.1	(41.8)	67.2	(150.6)
Operating Cash Flow after Factoring Arrangements	14.3	30.4	(96.3)	(158.8)

In 3Q-2018, the Company’s net working capital cycle was 13 days, 32 days lower than in both  3Q-2017 and 2Q-2018. This reduction was mainly a result of the inventory write-off of R$59.3 million (18 days) related to the discontinuation of the B2B business and of the improved inventory management at both Netshoes and Zattini in Brazil (12 days).

The remaining inventory of Midway nutritional products represent R$33.2 million or 10 inventory days at the end of 3Q-2018.

The trade accounts payable cycle was 105 days, compared to 109 days in 3Q-2017 and 101 days in 2Q-2018.

In Days(1)	3Q-2017	4Q-2017	1Q-2018	2Q-2018	3Q-2018
Trade Accounts Receivable	13	19	18	17	19
Inventories	140	143	146	129	99
Trade Accounts Payable / Reverse Factoring	109	156	102	101	105
Cash Conversion Cycle	45	5	62	45	13

(1)  As Mexico operations were discontinued during the third quarter of 2018, the cash conversion cycle excludes Mexico both in 2017 and 2018 periods.

In 3Q-2018 total indebtedness was R$228.2 million, compared to R$239.1 million in 2Q-2018.  As previously mentioned, in August 2018, the Company successfully completed the renegotiation with banks of its working capital and debenture credit lines, extending the original maturity of the contracts by one year (to 2021) and establishing a 12-month grace period on principal amortization. With this renegotiation, the Company eliminated R$107.7 million in debt amortization during the the second half of 2018 and the first half of 2019. As a result, as of September 30, 2018, 5% of total debt was short-term, compared to 46% in 2Q-2018.

DEBT (In R$ Millions)	3Q-2017	4Q-2017	1Q-2018	2Q-2018	3Q-2018
Working Capital	191.5	175.0	157.1	147.9	138.4
Short-term	67.3	68.3	66.1	72.7	11.1
Long-term	124.2	106.7	91.0	75.2	127.3
Debenture	93.7	84.2	74.9	65.5	64.2
Short-term	38.0	37.7	37.7	37.6	-
Long-term	55.8	46.5	37.2	27.9	64.2
Other	1.5	26.7	25.9	25.7	25.7
Short-term	1.5	0.5	0.3	0.1	1.1
Long-term	-	26.2	25.5	25.6	24.6

TOTAL DEBT (R$)	286.7	286.0	257.8	239.1	228.2
Short-term (%)	37%	37%	40%	46%	5%
Long-term (%)	63%	63%	60%	54%	95%
(-) Total Cash	(342.7)	(430.4)	(100.1)	(110.7)	(84.0)
Cash and cash equivalents(1)	(313.9)	(396.0)	(60.7)	(75.3)	(50.6)
Restricted cash	(28.8)	(34.4)	(39.5)	(35.4)	(33.5)
NET DEBT (R$)	(56.0)	(144.4)	157.7	128.4	144.2

(1)     Excludes cash balance from Mexico operation.

Subsequent Events:

Sale of Netshoes’ operations in Mexico

On October 11, 2018 the Company concluded the sale of its subsidiaries in Mexico to Grupo Sierra Capital, a private equity fund. This divestment is in line with the Company’s strategy of focusing on its core operations in Brazil increasing profitability and creating long-term value for shareholders.

Agreement with the Brazilian Federal District Attorney’s Office in connection with previously disclosed personal data incident

In line with principles of transparency and best practices, Netshoes announces that it reached on October 3, 2018 an agreement (Termo de Ajustamento de Conduta) with the Brazilian Federal District State Attorney’s Office (Ministério Público Estadual do Distrito Federal e Territórios) in connection with the data incident previously disclosed to the market on February 26, 2018. Netshoes agreed to pay a fine in the amount of R$500,000.00. In return, the Brazilian Federal District State Attorney’s Office will terminate its administrative legal proceeding into this incident. This agreement is still subject to ratification by Brazilian courts.

3Q-2018 Earnings Conference Call

A conference call with live webcast will be held tomorrow, November 14, 2018 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The entry number for the conference line is 4012929. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil and Argentina. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s success has been a relentless focus on delivering a superior customer experience. As one of the first companies in Latin America to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact
Otavio Lyra, Investor Relations Officer
São Paulo, Brazil
Phone: +55 11 3028-3528
Email: ir@netshoes.com
http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended.  Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of e-Commerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it  operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(3) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(4) “Adjusted EBITDA” is defined as net income/loss, less net financial result, less income tax, less depreciation and amortization expenses;

(5) “Adjusted EBITDA Brazil” or “EBITDA Brazil” is defined as Adjusted EBITDA or EBITDA for our operation in Brazil;

(6) “Adjusted EBITDA International” or “EBITDA International” is defined as Adjusted EBITDA or EBITDA for our operations in Argentina;

(7) “EBITDA” is defined as Adjusted EBITDA plus Certain Other Net Financial Result;

(8) “Adjusted EBITDA Margin” or “EBITDA Margin” is defined as Adjusted EBITDA or EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV – Reconciliation (In R$ Millions)	3Q-2017	3Q-2018	9M-2017	9M-2018

Net sales	431.4	417.8	1,262.9	1,241.4
Add (subtract):
Sales taxes, net	75.7	86.6	225.6	251.8
Returns	45.2	37.8	139.8	101.3
Marketplace commission fees	(11.1)	(14.9)	(24.7)	(42.0)
NCard activation commission fees	(0.6)	(0.7)	(1.3)	(1.8)
Sub-Total:	540.6	526.6	1,602.3	1,550.7

GMV from marketplace	53.0	78.5	121.7	213.0

GMV	593.6	605.1	1,724.0	1,763.7

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Financial Result Reconciliation (In R$ Millions)	3Q-2017	3Q-2018	9M-2017	9M-2018

Financial Income	8.8	7.0	23.6	13.9
Financial Expenses	(27.2)	(22.1)	(97.5)	(63.7)
Net Financial Result	(18.3)	(15.2)	(73.9)	(49.8)
Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(0.8)	(4.7)	(1.2)	(5.3)
Derivative financial instruments gain	0.0	0.0	(0.8)	0.0
Other Financial Income	(0.0)	(0.0)	(0.0)	(0.0)
Certain Other Financial Expenses:
Foreign exchange loss	(1.1)	4.4	0.7	8.9
Derivative financial instruments loss	0.0	0.0	0.0	0.0
Bank charges	0.8	1.0	4.8	3.3
Other Financial Expenses	0.3	2.5	0.7	4.5
Net Adjusted Financial Result	(19.2)	(11.9)	(69.6)	(38.3)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA margin as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	3Q-2017	3Q-2018	9M-2017	9M-2018

Net loss from continuing Operations	(43.5)	(136.6)	(108.8)	(231.1)
Add (subtract):
(-) Income tax expense	-	0.7	-	0.9
(-) Monetary gain (loss), net	-	(3.4)	-	(6.1)
(-) Net Financial Result	18.3	15.2	73.9	49.8
(-) Depreciation and Amortization	7.2	11.6	22.7	45.6
Adjusted EBITDA	(17.9)	(112.5)	(12.2)	(140.9)
(+) Certain Other Net Financial Result	0.8	(3.2)	(4.3)	(11.5)
EBITDA	(17.1)	(115.7)	(16.5)	(152.4)
Net Sales	431.4	417.8	1,262.9	1,241.4
Adjusted EBITDA Margin %	(4.2)%	(26.9)%	(1.0)%	(11.4)%
EBITDA Margin %	(4.0)%	(27.7)%	(1.3)%	(12.3)%

(1) Consolidated EBITDA includes Corporate/Holding expenses not included in EBITDA Brazil and EBITDA International.

EBITDA Brazil Reconciliation (In R$ Millions)	3Q-2017	3Q-2018	9M-2017	9M-2018

Net loss from continuing Operations	(32.3)	(122.9)	(71.8)	(181.7)
Add (subtract):
(-) Income tax expense	-	-	-	-
(-) Monetary gain (loss), net	-	-	-	-
(-) Net Financial Result	16.3	12.0	66.0	41.5
(-) Depreciation and Amortization	6.3	10.7	19.9	29.7
Adjusted EBITDA	(9.7)	(100.3)	14.1	(110.6)
(+) Certain Other Net Financial Result	1.4	(2.1)	(3.5)	(8.5)
EBITDA	(8.4)	(102.4)	10.6	(119.1)
Net Sales	397.0	383.3	1,160.0	1,144.1
Adjusted EBITDA Margin %	(2.5)%	(26.2)%	1.2%	(9.7)%
EBITDA Margin %	(2.1)%	(26.7)%	0.9%	(10.4)%

EBITDA International(1) Reconciliation (In R$ Millions)	3Q-2017	3Q-2018	9M-2017	9M-2018

Net loss from continuing Operations	(6.7)	(7.9)	(24.8)	(24.2)
Add (subtract):
(-) Income tax expense	-	0.7	-	0.9
(-) Monetary gain (loss), net	-	(3.4)	-	(6.1)
(-) Net Financial Result	2.1	3.0	6.6	8.3
(-) Depreciation and Amortization	0.1	0.4	0.5	0.8
Adjusted EBITDA	(4.5)	(7.2)	(17.7)	(20.4)
(+) Certain Other Net Financial Result	(0.5)	(1.0)	(1.6)	(2.8)
EBITDA	(5.1)	(8.2)	(19.2)	(23.2)
Net Sales	34.4	34.5	102.9	97.3
Adjusted EBITDA Margin %	(13.1)%	(20.9)%	(17.2)%	(21.0)%
EBITDA Margin %	(14.7)%	(23.6)%	(18.7)%	(23.9)%

(1)  Due to the sale of Mexico’s operation in October 2018, Mexico is presented as discontinued operation in 2017 and 2018.

Certain Definitions:

Registered members

The sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

The total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

The sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

The sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

The sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position
As of December 31, 2017 and September 30, 2018

(Reais and Dollars in thousands)

	December 31,	September 30,

Assets	2017	2018	2018
Current assets:	BRL	BRL	USD
Cash and cash equivalents	395,962	50,569	12,630
Restricted cash	19,397	18,125	4,527
Trade accounts receivables, net	113,168	114,361	28,562
Inventories, net	456,632	331,676	82,838
Recoverable taxes	80,047	84,423	21,085
Other current assets	48,352	18,929	4,728
	1,113,558	618,083	154,370

Non-current assets held for sale	-	32,590	8,139
Total current assets	1,113,558	650,673	162,509

Non-current assets:
Restricted cash	15,048	15,335	3,830
Judicial deposits	106,914	115,078	28,741
Recoverable taxes	70,765	38,597	9,640
Other assets	1,950	10,189	2,545
Due from related parties	12	7	2
Property and equipment, net	73,039	83,202	20,780
Intangible assets, net	115,839	139,011	34,719
Total non-current assets	383,567	401,419	100,257

Total assets	1,497,125	1,052,092	262,766

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position
As of December 31, 2017 and September 30, 2018

(Reais and Dollars in thousands)

	December 31,	September 30,
Liabilities and Shareholders' Equity	2017	2018	2018
Current liabilities:	BRL	BRL	USD
Trade accounts payable	365,835	272,619	68,088
Reverse factoring	148,928	78,299	19,556
Current portion of long-term debt	106,577	11,955	2,986
Taxes and contributions payable	19,875	24,486	6,115
Deferred revenue	3,732	4,026	1,006
Accrued expenses	120,366	96,623	24,132
Other current liabilities	31,017	30,560	7,632
	796,330	518,568	129,515

Liabilities associated with non-current assets held for sale	-	30,700	7,667
Total current liabilities	796,330	549,268	137,182

Non-current liabilities:
Long-term debt, net of current portion	179,394	216,283	54,018
Provision for labor, civil and tax risks	12,523	16,822	4,201
Deferred revenue	25,502	23,017	5,749
Other non-current liabilities	27	629	157
Total non-current liabilities	217,446	256,751	64,125
Total liabilities	1,013,776	806,019	201,307

Shareholders' equity:
Share capital	244	244	61
Additional-paid in capital	1,345,507	1,347,120	336,452
Treasury shares	(1,533)	(1,533)	(383)
Accumulated other comprehensive loss	(13,664)	(11,893)	(2,970)
Accumulated losses	(847,125)	(1,087,765)	(271,676)
Equity attributable to owners of the parent	483,429	246,173	61,484
Equity attributable to non-controlling interests	(80)	(100)	(25)
Total shareholders' equity	483,349	246,073	61,459

Total liabilities and shareholders' equity	1,497,125	1,052,092	262,766

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the nine and three months ended September 30, 2017 and 2018
(Reais and Dollars in thousands, except loss per share)

	For the nine months ended September 30,			For the three months ended September 30,
	2017	2018	2018	2017	2018	2018
	BRL	BRL	USD	BRL	BRL	USD
Net Sales	1,262,899	1,241,368	310,040	431,422	417,809	104,351
Cost of sales	(843,813)	(955,593)	(238,666)	(290,395)	(381,028)	(95,164)
Gross Profit	419,086	285,775	71,374	141,027	36,781	9,187

Operating expenses:
Selling and marketing expenses	(344,372)	(327,919)	(81,900)	(128,579)	(111,989)	(27,970)
General and administrative expenses	(106,447)	(138,520)	(34,596)	(36,521)	(45,084)	(11,258)
Other operating expenses, net	(3,193)	(5,915)	(1,478)	(1,076)	(3,834)	(956)
Total operating expenses	(454,012)	(472,354)	(117,974)	(166,176)	(160,907)	(40,184)
Operating loss	(34,926)	(186,579)	(46,600)	(25,149)	(124,126)	(30,997)

Financial income	23,628	13,930	3,480	8,808	6,972	1,741
Financial expenses	(97,515)	(63,733)	(15,918)	(27,153)	(22,122)	(5,525)
Monetary position (loss) gain, net	-	6,120	1,529	-	3,364	840
Loss before income tax	(108,813)	(230,262)	(57,509)	(43,494)	(135,912)	(33,941)

Income tax expense	-	(858)	(214)	-	(676)	(169)
Net Loss from continuing operations	(108,813)	(231,120)	(57,723)	(43,494)	(136,588)	(34,110)

Net Loss from discontinued operations	(11,814)	(10,375)	(2,591)	(4,259)	(3,981)	(994)

Net Loss	(120,627)	(241,495)	(60,314)	(47,753)	(140,569)	(35,104)

Net loss attributable to:
Owners of the Parent from continuing operations	(108,398)	(230,715)	(57,623)	(43,381)	(136,454)	(34,080)
Owners of the Parent from discontinued operations	(11,814)	(10,375)	(2,591)	(4,259)	(3,981)	(994)
Non-controlling interests	(415)	(405)	(100)	(113)	(134)	(29)

Loss per share attributable to owners of the Parent
Basic and diluted	(4.63)	(7.76)	(1.94)	(1.83)	(4.52)	(1.13)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2017 and 2018

(Reais and Dollars in thousands)

	Nine months ended September 30,
	2017	2018	2018
	BRL	BRL	USD
Cash flows from continuing operating activities:
Net loss	(108,813)	(231,120)	(57,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	21,637	7,350	1,836
Depreciation and amortization	22,724	45,979	11,484
Loss on disposal of property and equipment, and intangible assets	168	307	77
Share-based payment	(13,552)	4,906	1,225
Deferred taxes		858	214
Provision for contingent liabilities	6,971	6,856	1,712
Interest expense, net	83,832	44,970	11,232
Monetary (gain) loss, net	-	2,718	679
Provision for inventory losses	(454)	44,220	11,044
Provision for expected losses, Other non-current assets		18,152	4,534
Other	179	3	1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	6,994	1,272	318
Trade accounts receivable	112,512	(13,053)	(3,260)
Inventories	(93,120)	48,482	12,109
Recoverable taxes	(49,838)	14,969	3,739
Judicial deposits	(30,706)	(8,165)	(2,039)
Other assets	2,319	(2,736)	(638)
Increase (decrease) in:
Derivative financial instruments	(186)	-	-
Trade accounts payable	(34,078)	(67,927)	(16,965)
Reverse factoring	11,489	(70,629)	(17,640)
Taxes and contributions payable	(719)	6,652	1,661
Deferred revenue	(2,493)	(2,192)	(547)
Accrued expenses	(30,135)	(11,857)	(2,961)
Share-based payment	(2,058)	(708)	(177)
Other liabilities	1,033	1,889	472
Net cash provided by (used in) operating activities	(96,296)	(158,804)	(39,658)
Cash flows from investing activities:
Purchase of property and equipment	(5,804)	(24,794)	(6,192)
Purchase of intangible assets	(37,293)	(55,873)	(13,955)
Interest received on installment sales	1,075	1,161	290
Restricted cash	7,392	(287)	(72)
Net cash provided by (used in) investing activities	(34,630)	(79,793)	(19,929)
Cash flows from financing activities:
Proceeds from debt	108,317	-	-
Payments of debt	(117,682)	(57,040)	(14,246)
Payments of interest	(81,780)	(43,419)	(10,844)
Proceeds from issuance of common shares	423,388	-	-
Net cash provided by (used in) financing activities	332,243	(100,459)	(25,090)
Net cash provided by discontinued operations	3,171	1,306	326
Effect of exchange rate changes on cash and cash equivalents	(5,229)	(7,643)	(1,914)
Change in cash and cash equivalents	199,261	(345,393)	(86,265)
Cash and cash equivalents, beginning of period	111,304	395,962	98,894
Cash and cash equivalents, end of period	310,565	50,569	12,630

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: November 13, 2018